UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Priority Technology Holdings, Inc.

f/k/a M I Acquisitions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74275G107
(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)
☐   Rule 13d-1 (c)
☒   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 10 Pages

CUSIP No. 74275G107	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON M SPAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0-
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74275G107	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON M SPAC HOLDINGS I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0-
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74275G107	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON M SPAC HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0-
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74275G107	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Joshua Sason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 417,244(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 417,244(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 417,244(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.62%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of the shares of common stock owned by Magna Equities I, LLC.

CUSIP No. 74275G107	13G	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer:

Priority Technology Holdings, Inc. f/k/a M I Acquisitions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

Item 2.

(a)	Name of Person Filing:	M SPAC LLC M SPAC Holdings I LLC M SPAC Holdings II LLC Joshua Sason

(b)	Address of Principal Business Office or if none, Residence:

c/o Magna Management LLC
40 Wall Street, 58th Floor
New York, NY 10005

(c)	Citizenship:	M SPAC LLC – Delaware M SPAC Holdings I LLC – Delaware M SPAC Holdings II LLC – Delaware Joshua Sason – United States of America

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 74275G107

Item 3.	Not Applicable

Item 4.	Ownership.

(a)

Amount Beneficially Owned:

M SPAC LLC—0.

M SPAC Holdings I LLC—0.

M SPAC Holdings II LLC—0.

Joshua Sason—417,244. Consists of the shares of common stock owned by Magna Equities I, LLC. Joshua Sason has voting and dispositive power over the securities owned by Magna Equities I, LLC.

(b)	Percent of Class:

CUSIP No. 74275G107	13G	Page 7 of 10 Pages

M SPAC LLC—0%.

M SPAC Holdings I LLC—0%.

M SPAC Holdings II LLC—0%.

Joshua Sason—0.62%.

The foregoing percentages are based on 67,038,304 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 74275G107	13G	Page 8 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

M SPAC LLC—0 shares.

M SPAC Holdings I LLC—0 shares.

M SPAC Holdings II LLC—0 shares.

Joshua Sason—417,244 shares.

(ii)	shared power to vote or to direct the vote:

M SPAC LLC—0 shares.

M SPAC Holdings I LLC—0 shares.

M SPAC Holdings II LLC—0 shares.

Joshua Sason—0 shares.

(iii)	sole power to dispose or to direct the disposition of:

M SPAC LLC—0 shares

M SPAC Holdings I LLC—0 shares.

M SPAC Holdings II LLC—0 shares.

Joshua Sason—417,244 shares.

(iv)	shared power to dispose or to direct the disposition of:

M SPAC LLC—0 shares.

M SPAC Holdings I LLC—0 shares.

M SPAC Holdings II LLC—0 shares.

Joshua Sason—0 shares.

CUSIP No. 74275G107	13G	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 74275G107	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

M SPAC LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

M SPAC HOLDINGS I LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

M SPAC HOLDINGS II LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

/s/ Joshua Sason
Joshua Sason